UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A/A
AMENDMENT NO. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
USEC INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	52-2107911
(State of Incorporation)	(I.R.S. Employer Identification No.)
2 Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
(Address of Principal Executive Offices)(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which each Class
Is to be Registered
Common stock, par value $.10 per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c)., check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d)., check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

EXPLANATORY NOTE
             This Amendment No. 1 to Form 8-A hereby amends and restates the registration statement on Form 8-A initially filed by USEC Inc. with the Securities and Exchange Commission, or SEC, on July 8, 1998 and is being filed to amend the description of capital stock with respect to certain restrictions on foreign ownership of our equity securities.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
        The following description of our capital stock is only a summary and is qualified by applicable law.
Authorized Capital Stock
        We are authorized to issue up to 275,000,000 shares of capital stock. Of these shares, 250,000,000 are common stock, par value $0.10 per share, and 25,000,000 are preferred stock, par value $1.00 per share. As of April 15, 2008, we had outstanding 111,165,000 shares of common stock and no shares of preferred stock.
Common Stock
        Subject to the rights of the holders of any preferred stock then outstanding, holders of our common stock are entitled to receive such dividends out of assets legally available therefor as may from time to time be declared by our board of directors. Holders of our common stock are entitled to one vote per share in the election of directors and on all matters on which the stockholders are entitled to vote. Holders of our common stock do not have cumulative voting rights. In the event of liquidation, dissolution or winding up of the Company, holders of our common stock would be entitled to share ratably in assets of the company available for distribution to holders of common stock. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by, the rights of holders of any shares of any series of preferred stock which we may designate and issue in the future. Holders of our common stock are not liable to further calls or assessments by us or for any of our liabilities.
Preferred Stock
        Our board of directors is authorized to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such classes or series and to fix the designations, voting powers, preferences and rights of the shares of any such classes or series and any qualifications, limitations or restrictions thereof. Because our board of directors has the power to establish the preferences and rights of the shares of any such classes or series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights (including voting rights), senior to the rights of holders of common stock, which could adversely affect the rights of holders of common stock. There are no shares of preferred stock currently outstanding.

Shareholder Rights Plan
             In April 2001, our board of directors adopted a shareholder rights plan. Pursuant to the plan, we declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. Each preferred stock purchase right represents the right to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock. Under the plan, if a person or group of affiliated or associated persons (the “acquiror”) acquires beneficial ownership of 15% or more of the outstanding shares of our common stock or commences a tender offer or exchange offer for 15% or more of the outstanding shares of our common stock, each holder of a right not owned by the acquiror will have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. This ability of shareholders other than the acquiror to purchase additional shares at a discount from the market, among other provisions in the plan, may cause substantial dilution to an acquiror that attempts to acquire the Company without conditioning the offer on the rights being redeemed by our board of directors. The rights may be redeemed by us at a price of $.01 per right (payable in cash, common stock or other consideration deemed appropriate by our board of directors) within ten business days after the accumulation of 15% or more of our outstanding common stock by an acquiror. Immediately upon the action of our board of directors ordering redemption of the rights, the rights will terminate and the only right the holders of rights will be entitled to is the redemption price.
Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Law
        The following paragraphs summarize certain provisions of the Delaware General Corporate Law, or DGCL, and our certificate of incorporation and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our certificate of incorporation and bylaws, copies of which are available on our website and are on file with the SEC.
        Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, we must receive notice not less than 90 calendar days nor more than 120 days in advance of the date of the annual meeting and the notice must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.
        Section 203 of the DGCL generally restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation’s voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years) or its affiliates (as defined), unless:

•	either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation prior to the date such person became an interested stockholder,

•	the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it becomes an interested stockholder, or

•	the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder.
        Section 203 may render more difficult a change of control of the Company.
Foreign Ownership Restrictions
        Our certificate of incorporation contains certain restrictions with respect to foreign ownership of our common stock. A summary of such provisions, which is qualified in its entirety by reference to the full text of such provisions in our certificate of incorporation, is set forth below.
        General Restrictions.  Article Eleventh gives our Board of Directors certain rights with respect to our common stock held by:
•	“Foreign Persons,” which include (1) an individual who is not a citizen of the United States; (2) a partnership in which any general partner is a Foreign Person or the partner or partners having a majority interest in partnership profits are Foreign Persons; (3) a foreign government or representative thereof; (4) a corporation, partnership, trust, company, association or other entity organized or incorporated under the laws of a jurisdiction outside of the United States; and (5) a corporation, partnership, trust, company, association or other entity that is controlled directly or indirectly by any one or more of the foregoing; or

•	a “Contravening Person,” which is (1) a person acting as an agent with respect to uranium or uranium products for any person incorporated, organized or having its principal place of business outside of the United States which is in the business of enriching uranium for use by nuclear reactors or any person incorporated, organized or having its principal place of business outside of the United States which is in the business of creating a fissile product capable of use as a fuel source for nuclear reactors in lieu of enriched uranium (a “Foreign Enrichment Provider”); or (2) any Foreign Enrichment Provider or a person affiliated with a Foreign Enrichment Provider in such a manner as to constitute a Foreign Ownership Review Event, as defined below.

             The occurrence of any one or more of the following events is a “Foreign Ownership Review Event” and triggers the Board of Directors’ right to take various actions under Article Eleventh: (1) the beneficial ownership by a Foreign Person of (a) 5% or more of the issued and outstanding shares of any class of our equity securities, (b) 5% or more in voting power of the issued and outstanding shares of all classes of our equity securities, or (c) less than 5% of the issued and outstanding shares of any class of our equity securities or less than 5% of the voting power of the issued and outstanding shares of all classes of our equity securities, if such foreign person is entitled to control the appointment and tenure of any of our management positions or any director; (2) the beneficial ownership of any shares of any class of our equity securities by or for the account of a Contravening Person; or (3) any ownership of, or exercise of rights with respect to, shares of any class of our equity securities or other exercise or attempt to exercise control of us that is inconsistent with, or in violation of, any regulatory restrictions, or that could jeopardize the continued operations of our facilities (an “Adverse Regulatory Occurrence”).
             Where the same shares of any class of our equity securities are held or beneficially owned by one or more persons, and any one of such persons is a Foreign Person or a Contravening Person, then those shares will be deemed to be held or beneficially owned by a Foreign Person or Contravening Person, as applicable.
             The rights we have under Article Eleventh include the following:
•	Information Request. If we have reason to believe that the ownership or proposed ownership of, acquisition of an interest in, or exercise of rights with respect to, our securities by any person, including record holders, beneficial owners and any person presenting our securities for transfer into its name (a “Proposed Transferee”) may constitute a Foreign Ownership Review Event, we may request of such person, and require such person to promptly furnish to us, such information as we request to determine whether the ownership of, the acquisition of any interest in, or the exercise of any rights with respect to our securities by such person constitutes a Foreign Ownership Review Event.

•	Suspension of Voting Rights; Refusal to Transfer. If any person (including a Proposed Transferee) from whom information is requested should fail to respond to our request or if we conclude that the ownership of, acquisition of an interest in, or the exercise of any rights of ownership with respect to, our securities by any person (including a Proposed Transferee) could constitute or result in any Adverse Regulatory Occurrence, then we may determine that (1) the securities held by any record or beneficial owner of securities held by a person may not be transferred to a Proposed Transferee and/or (2) a person shall not be entitled to vote or direct the vote of securities held of record or beneficially owed by such person on any or specified matters.

•	Redemption/Exchange. In addition, any shares held or beneficially owned by a Foreign Person or a Contravening Person are subject to redemption or exchange by us by action of the Board of Directors, pursuant to Section 151 of the DGCL or any other applicable provision of law, to the extent necessary in the judgment of the Board of Directors to prevent any Adverse Regulatory Occurrence. The terms and conditions of such redemption will be as follows:

•	the redemption price of the shares to be redeemed will be equal to the fair market value of the shares to be redeemed, as determined by the Board of Directors in good faith unless the Board of Directors determines in good faith that the holder of such shares knew or should have known its ownership or beneficial ownership would constitute a Foreign Ownership Review Event, in which case the redemption price for any such shares, other than shares for which the Board of Directors had determined at the time of the holder’s purchase that the ownership of, or exercise of rights with respect to, such shares did not, at such time, constitute an Adverse Regulatory Occurrence, will be equal to the lower of (1) the fair market value of the shares to be redeemed and (2) such Foreign Person’s or Contravening Person’s purchase price for such shares;

•	the redemption price of such shares may be paid in cash, securities or any combination thereof and the value of any securities constituting all, or any part of, the redemption price will be determined by the Board of Directors in good faith;

•	if less than all the shares held or beneficially owned by Foreign Persons are to be redeemed, the shares to be redeemed will be selected in any manner determined by the Board of Directors to be fair and equitable;

•	at least 30 days’ written notice of the redemption date will be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder), provided that the redemption date may be the date on which written notice will be given to record holders if the cash or redemption securities necessary to effect the redemption has been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed, duly endorsed in blank or accompanied by duly executed proper instruments of transfer;

•	from and after the redemption date, the shares to be redeemed will cease to be regarded as outstanding and any and all rights attaching to such shares of whatever nature will cease and terminate, and the holders will be entitled only to receive the cash or securities payable upon redemption; and

•	the redemption will be subject to such other terms and conditions as the Board of Directors may determine.
•	Additional Provisions. We may note on the certificates of our securities that the securities are subject to the restrictions of Article Eleventh. Our Board of Directors has the exclusive right to interpret all issues arising under Article Eleventh and the determination of the Board of Directors is final, binding and conclusive. The Board of Directors may, at any time and from time to time, adopt such other or additional reasonable procedures as the Board of Directors may deem desirable or necessary to comply with regulatory restrictions, to prevent or remedy any Adverse Regulatory Occurrence, to address any issues arising in connection with a Foreign Ownership Review Event or to otherwise carry out the provisions of Article Eleventh. Any amendment to the Foreign Ownership Restrictions requires the affirmative vote of the majority of the members of the Board of Directors then in office as well as the affirmative vote of two-thirds of the outstanding voting stock.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Incorporation of USEC Inc., as amended (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

3.2	Amended and Restated Bylaws of USEC Inc., dated December 13, 2007 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed on December 13, 2007).

4.1	Rights Agreement, dated April 24, 2001, between USEC Inc. and Fleet National Bank, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 99 to the Registration Statement on Form 8-A filed April 24, 2001).

SIGNATURE
        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

USEC INC.
Date: April 30, 2008	By:	/s/ John C. Barpoulis
John C. Barpoulis
Senior Vice President and Chief Financial Officer

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